SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

François de Carbonnel is appointed Chairman of the Board of Thomson

Paris (France), April 9, 2008 - The Board of Directors of Thomson (Euronext Paris: 18453, NYSE: TMS) met today and unanimously appointed François de Carbonnel as Chairman of the Board of Directors.

There is no change to Julian Waldron's role as interim CEO and CFO

François de Carbonnel joined the Board of Thomson on  April 2007 and is currently head of the Group's Audit Committee.

Commenting on his appointment, François de Carbonnel said "As non-executive Chairman, my priority for the coming months is to ensure the Group maintains momentum. Thomson has tremendous assets and talented people and a motivated senior executive team led by Julian Waldron in which the Board has absolute confidence. I look forward to taking on this role and working with the Board as a whole to enhance value for all Thomson shareholders. The Board will now review the senior executive team's assessment of our current situation and outlook. Our financial and operational priorities will be communicated with our Q1 sales  on the 16th April."

François de Carbonnel – Biography

Formerly President of GE Capital and Citigroup, Mr. de Carbonnel is a consultant/corporate finance advisor in Europe and in the USA. He is on the board of Pages Jaunes S.A. and of Quilvest S.A.

Managing director of Citigroup from 1999 to 2004, François de Carbonnel has been Chairman and Chief Executive Officer of MIDIAL, from 1994 to 1998. He has been also  Chairman of General Electric Capital SNC, the Holding Company for SOVAC and Credit de l'Est, and a subsidiary of GE Capital Inc.,President of GE Capital-Europe, and of the consulting company SPA (Strategic Planning Associates, Inc.), he was also vice-president of the Boston Consulting Group.

He received a Master of Sciences Degree in Industrial Administration from Carnegie-Mellon University in the USA (1972). He also received a Master in Economics from the Lyon Université (1970) and an Engineering Diploma from the Ecole Centrale de Lyon (1970). He is a “Chevalier de la Légion d’Honneur”.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Thomson Wins Two Major Contracts in Saudi Arabia

•

Continuing rollout of digital television transmitters across the nation

•

Creation of a digital archive of film, radio and television for the state broadcaster

Paris, (France), Las Vegas (USA) - April 9, 2008 - Thomson (Euronext Paris: 18453; NYSE: TMS) has won two multi-million euro contracts with the Ministry of Culture and Information in the Kingdom of Saudi Arabia.

One is for the continuing rollout of digital television transmitters across the nation; the second is for the creation of a digital archive of film, radio and television for the state broadcaster.

“We are pleased and honored to receive these two very different orders from the Kingdom of Saudi Arabia,” said Patrick Montliaud, Vice president of Thomson Integration and Network Solutions, within the Systems division. “Together with our local partner company, Stesa - and with specialist alliances such as the help provided to us by INA on the archive structure – Thomson has the resources and expertise in depth to deliver solutions that meet the exacting requirements of the Ministry of Culture and Information.”

Rollout of digital television transmitters

Saudi Arabia was the first Arab country to broadcast digital terrestrial television, with a demonstration service in Riyadh in 2003. For the first phase – started in 2006 - of the national roll-out of digital broadcasting, Thomson with its local partner Stesa installed 22 high power DVB-T transmitters to provide coverage in the major cities of the Kingdom.
The contract for phase two which has now been awarded to Thomson and Stesa adds a further 34 transmitters (Elite 1000) to reach into the rest of the nation. Each transmitter site includes a complete digital headend based on Thomson ViBE encoders and NetProcessor™ multiplex processing, allowing local access to the interactive facilities available through digital terrestrial television. When complete, this will bring the five digital terrestrial channels to more than 90% of the Kingdom’s population.

Thomson and Stesa will manage together, on Thomson’s behalf, the installation at each site, including all necessary power connections, construction, cooling and antennas, as well as installing the headends and transmitters. The complete transmission network will be monitored and controlled from a central station in Riyadh, using the Thomson XMS control solution.

An important archive project

For the archive project, Thomson and Stesa will be working with INA, the French national library of radio and television archives, to develop a comprehensive solution to preserve the archives of Saudi Radio and Television. This includes more than 750,000 reels of 16mm and 35mm film as well as vast numbers of audio and video tape recordings.

The project includes the construction of a specialized building to house the archive as well as the restoration and cataloguing of the material. In the frame of this project, Thomson will deploy its new Media Asset Management solution, called ContentShare2, to automatize, through the Thomson Grass Valley K2™ media servers, the ingest workflow. It will also integrate an asset management to hold the new catalogue and provide links to the permanent storage and archive libraries. INA will support the 140 Saudi archivists who will be working on the project.

These two major orders from MOCI in the Kingdom of Saudi Arabia clearly demonstrate the breadth of this offering, and Thomson’s ability to respond to complex demands quickly. The order for phase two of the transmitter project was signed in March 2008, with the turnkey implementation of the new transmitter stations to be completed by mid 2009. The archive project is planned to run over a period of two years, during which Thomson will expand Saudi Radio and Television’s facilities for restoration and transfer, construct the new archive and develop a workflow for handling and ingest of the material.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Joanna Pays	+33 1 41 10 56 18	Joanna.pays@thomson.net
Denise Williams (USA)	+1 (503) 526 8160	denise.williams@thomson.net
Investor Relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

PRESS RELEASE

Thomson implements the separation of the roles of

Chairman and Chief Executive Officer

Paris (France), March 30, 2008 - The Board of Directors of Thomson (Euronext 18453 ; NYSE ; TMS) met on 28 March 2008 at the Group’s headquarters in Paris under the chairmanship of Frank Dangeard in order to call the 22 May 2008 Annual General Meeting and finalize the resolutions for that meeting, and also to review current trading and other Group matters.

In 2004, the Thomson Board defined a strategy that led to the Group’s exit from its consumer electronics activities and to the creation of a technology company specialised in digital video solutions. This transformation has been successfully completed and the Group is now firmly positioned in the Internet and broadband equipment and services sector.

Taking into account the completion of the Group’s transformation which opens a new period for the Group, the Board has resolved, as announced on 14 February 2008, to implement right now a new governance structure that entails the separation of the roles of Chairman and Chief Executive, and brings to a close Frank Dangeard’s combined roles of Chairman & CEO.

The Board offered the role of Chairman to Frank Dangeard, a proposal he has decided to decline believing that the role of Chairman and future of the Group as envisaged by the Board would be better overseen by someone other than himself in that role. However, in the interests of the Group Frank Dangeard has agreed to be Chairman until 12 April 2008 at the latest, in order to assist with the transition period, and the Board has therefore appointed him to the position under these terms with immediate effect.

The Board warmly recognised Frank Dangeard’s achievements and leadership in the successful transformation of the Group in all of its aspects, thereby repositioning Thomson in new and attractive markets focused on “video solutions” in which the Groups today occupies world leading positions.

In consideration of the above, the Board resolved to grant Frank Dangeard a severance payment as envisaged under motions passed at the Annual General Meeting of 10 May 2005. The Board also accepted Frank Dangeard’s proposal to reduce the amount of this payment to the equivalent of 18 months of his 2007 remuneration, in line with the governance policy that the Group wants to apply in the future.

The Board also appointed Julian Waldron as interim CEO, at the proposal of the Group’s Nominations and Governance Committee, this appointment to last until the process for the selection of a permanent CEO has been completed. That process is proceeding according to the plan and schedule established by the Board. Julian Waldron will chair an unchanged Executive Committee and will combine his existing Chief Financial Officer role with that of Chief Executive Officer.

Taking full account of the crisis in the global financial and credit markets, the Board has been closely monitoring the Group’s liquidity position and funding situation. The Board confirms its position as set out in the 11 March 2008 press release which stated that the Group has “sufficient liquidity to refinance its short-term and long-term debt falling due in 2008 and 2009”.  In the same release it added that “It has no plans for a capital increase”.

Thomson indicated in its press release of 14 February 2008 that the first months of the 2008 year would be challenging. The slowdown in the Access Products activities of the Systems Division has continued into the first quarter with reduced orders from broadband operator customers. In the Services Division, the Hollywood writers strike, while now over, has negatively affected the Film Services and Content Services businesses.  As a consequence Group revenues for the first quarter are likely to show a sharp decrease on a constant  currency basis compared to the first quarter of 2007. The Group will comment further upon the release its quarterly revenues.

Activity has been more stable in other areas of the Group’s business such as the Service Division’s DVD activity and the Systems Division’s Broadcast & Networks activity. In addition, the last weeks of March showed an improvement in activity in the Access Products business indicating renewed investment by the Group’s customers. On the basis of the current outlook, the Group would expect a more positive evolution of second quarter revenues, even if these will still be lower than those recorded in the same period last year on a constant currency basis.

The Board confirms the Group’s overall strategic orientation with its mission to build a world leader in “video solutions”. Thomson has unique assets in the broadband equipment and network services sector, and is also constantly optimizing the perimeter of all three of its divisions. The Group is already a major player in “video solutions” with number one or two positions worldwide in its chosen markets and an exceptional client list.

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

Thomson’s Technicolor Services Division Launches DVD Compression & Authoring Operation in Bangalore, India

Paris (France), Bangalore (India) and Burbank (California) -- March 25, 2008 – Thomson (Euronext 18453; NYSE: TMS), through its Technicolor Services division, today announced the launch of a new DVD compression and authoring (C&A) operation in Bangalore, India, to be co-located within Thomson’s new, 100,000 square-foot Paprikaas Animation and Game Design facility. The new C&A facility will open in May and will be based upon Thomson’s industry-leading research and development efforts for high-definition Blu-ray Disc and standard-definition DVDs.

The new C&A facility will be a central production hub connected to Technicolor’s worldwide DVD operation through its secure, high-speed production network.  Thomson’s Technicolor Services Division provides C&A services on hundreds of Blu-ray Disc and standard definition DVDs monthly, specializing in theatrical high-concept, collector’s editions double-disc sets, as well as television episodic series and music videos. Technicolor’s proprietary BD Jive™ authoring tools and our Tiger AVC™ encoder are just two examples of industry-leading innovations that separate Thomson from the competition.

Technicolor has been recruiting top talent to its Bangalore operation, and it currently is seeking a broad range of technical engineers, compression experts, java programmers, interactive graphic designers, quality control (QC) technicians, project coordinators and client account managers.

Technicolor also announced today that Sumit Malik has been appointed as general manager, C&A for Technicolor in India. The Technicolor Services Division’s Bangalore operation will focus on serving the domestic Indian market, and it also will serve as an off-shoring location to augment the division’s capacities for worldwide DVD services.

Ahmad Ouri, president of Technicolor Content Services, said, “As part of our expanding role in the Indian market, we feel the time is opportune to grow our C&A offering in Bangalore, especially in light of the increased demand for Blu-ray authoring now that the market has settled on a single format.  I am delighted to have Sumit join our team. He brings deep experience with DVD production and strong relationships in the US and India.”

“This move is another step in Thomson’s initiative to expand its offering from its Bangalore strategic platform. This will enable us to tap into the local gifted talent base and to address the fast growing Indian media & entertainment market. The execution of our India road-map is well underway.” adds Thierry Pasquet, Vice President India of the Services Division.

# # #

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to the Media, Entertainment & Communications players – content creators, content distributors and broadcasters – and supports them in order to help them to improve their commercial offers and their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Media Contacts:
Season Skuro (U.S)	+1 818 260 4528	season.skuro@thomson.net
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Linda Balti (Europe)	+33 1 41 86 65 24	linda.balti@thomson.net
Investor Relations:
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson downgrade will have minimal effect on financing plans and interest costs

Paris (France), March 11th, 2008 – As expected, following the Group’s annual results announced on 14 February 2008, Thomson's credit rating has today been downgraded from Baa3 to Ba1 by Moody's. The outlook has been changed from negative to stable. The Group expects Standard & Poor's decision very shortly as well.

The Group's net interest costs are not expected to be significantly affected by these changes, as none of the Group's outstanding debt has costs linked to these rating changes. The Group's interest charges are expected to decline in 2008 due to lower USD Libor rates.

Given the uncertain credit markets prevailing during the latter half of 2007, Thomson took steps during 2007 and early 2008 to raise additional long-term debt totalling €220 million.  This additional long-term debt, together with the Group's €1.75 billion syndicated facility, is expected to provide sufficient liquidity to refinance to the Group's short-term and long-term debt falling due in 2008 and 2009. The Group intends to improve its ratios so as to return to investment grade, in line with its financial policies.

Contrary to rumours, Thomson confirms that it has no plans for an increase in its equity share capital.

The dividend proposed by the Board of Directors at €0.33 per share was announced with Thomson's full year results on 14 February and will be paid beginning of July, subject to approval from the Annual General Meeting on 22 May 2008.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media, Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. For more information:  http://www.thomson.net.

Press Relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Linda Balti	+33 1 41 10 65 24	linda.balti@thomson.net
Relations investisseurs Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Linda Lovichi	+33 1 41 86 51 00	linda.lovichi@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2008
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer